Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

OUSTER, INC.

Ouster, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of this corporation is Ouster, Inc.

2.	This corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 10, 2021.

3.

This Certificate of Amendment to the Certificate of Incorporation was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of a majority of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

4.	Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 200,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share.

Upon the filing and effectiveness (the “Amendment Effective Time”) of the Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten shares of Common Stock issued and outstanding immediately prior to the Amendment Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split shall, with respect to such fractional interest, be entitled to receive the number of shares rounded up to the next whole number. Each stock certificate that prior to such combination represented shares of Common Stock (“Old Shares”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Shares shall have been combined, subject to the rounding up of fractional share interests as described above.”

5.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

6.	This Certificate of Amendment shall be effective at 1:01 p.m. Pacific Time on April 20, 2023.

IN WITNESS WHEREOF, Ouster, Inc. has caused this Certificate of Amendment to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth hereinabove.

OUSTER, INC.

By:	/s/ Megan Chung
Name:	Megan Chung
Title:	General Counsel and Secretary